United States securities and exchange commission logo





                             July 21, 2021

       Amit Walia
       Chief Executive Officer
       Informatica Inc.
       2100 Seaport Boulevard
       Redwood City, California 94063

                                                        Re: Informatica Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 24,
2021
                                                            CIK No. 0001868778

       Dear Mr. Walia:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please identify the stockholders that will hold more than a majority of the voting power and quantify the
percentage of the voting power held by these stockholders.
 Amit Walia
FirstName
InformaticaLastNameAmit Walia
            Inc.
Comapany
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Prospectus Summary
Overview, page 2

2.       You state that your customers include    9 of the Fortune 10, 85 of
the Fortune 100, and
         894 of the Global 2000.    Please disclose the percentage of revenue
earned from these
         customers and whether these customers are representative of your overall customer base or together represent a material portion of your revenues. Also, define your reference to active customers.
Our Sponsors, page 9

3. Please briefly describe the Sponsors' right to designate members of your board of directors.
Risk Factors, page 20

4. Please add a risk factor that addresses the risk that your dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect the share price and liquidity of the Class A common stock.
We may not be able to successfully manage..., page 24

5. We note your disclosure in this risk factor of the importance of certain third-party facilities and public cloud providers to host your services, systems, and data. Please disclose the material terms of your agreements with these facilities and providers, including the term and any termination provisions.
A portion of our revenue..., page 53

6. Please disclose the percentage of your revenues that is generated by sales to government entities for the periods presented.
We may not be able to generate sufficient cash..., page 59

7. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.
Use of Proceeds, page 74

8. Please set forth the interest rate and maturity of the indebtedness to be repaid. Refer to
         Instruction 4 to Item 504 of Regulation S-K.
Unaudited Pro Forma Financial Information, page 82

9. Your disclosure on page 74 indicates that you intend to use the proceeds from this offering to repay outstanding indebtedness under your credit facilities and we note that you have reflected the repayment in your Capitalization Table on page 77. Tell us how you
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InformaticaLastNameAmit Walia
            Inc.
Comapany
July       NameInformatica Inc.
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         considered giving effect to the repayment of this debt in your pro forma financial statements, including the impact of any prepayment penalties or premiums on your statement of operations. Refer to Rule 11-01(a)(8) of Regulation S-X. Please also clarify your disclosure to indicate whether repayment of the debt is contractually required as a result of the reorganization or the offering, or if it is discretionary.
10. Your disclosures on pages 113 and F-42 indicate that $30.2 million of compensation expense is expected to be realized on the achievement of an initial public offering. Tell us how you considered including this expense in your pro forma statement of operations
11. Please ensure you include a reconciliation of the weighted-average shares used in computing net loss per share to the weighted average-shares used in computing pro forma net loss per share.
Subscription Annual Recurring Revenue, page 89

12. You disclose that Subscription ARR represents the portion of ARR only attributable to your subscription contracts, and your disclosure on page 92 indicates that subscription revenue consists of subscription cloud services, subscription-based on-premise licenses, and related support services. As such, it appears that the difference between ARR and
         Subscription ARR consists of maintenance revenue on your perpetual licenses. You further state that you believe Subscription ARR is a helpful metric for understanding your business since it mitigates fluctuations in your business due to seasonality, contract term, and the mix of on-premise term-based subscription license versus ratable cloud subscription. Please further clarify this statement and how the exclusion of maintenance contracts mitigates these fluctuations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics and Non-GAAP Financial Measure
Adjusted EBITDA, page 91

13.      Please revise your Non-GAAP reconciliation to Adjusted EBITDA to use
Net
         Loss instead of Operating Loss. Net Loss amount is considered the comparable GAAP measure to Adjusted EBITDA. We refer you to Question 103.02 of our Compliance
         & Disclosure Interpretations for Non-GAAP Financial Measures. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 106

14. Please file any material credit agreements that will remain in place following the offering as exhibits to your registration statement.
Customer Support and Success, page 135

15. You state that your Customer Satisfaction score at the end of 2020 was 4.7/5.0, with approximately 78% of customers rating the Company 5/5. Please clarify the method by
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InformaticaLastNameAmit Walia
            Inc.
Comapany
July       NameInformatica Inc.
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         which you collect customer ratings and disclose any underlying assumptions and limitations on how the score is calculated or used.
Compensation Discussion and Analysis, page 151

16. Please disclose compensation information for the three most highly compensated executive officers other than the PEO and PFO. Please refer to Item 402(a)(3)(iii) of
         Regulation S-K.
Certain Relationships and Related Party Transactions, page 181

17. Please disclose the separation agreements with former executives that are described as related party transactions on page F-53. Refer to Item 404(a) of Regulation S-K.
18. Please add a discussion of the director nomination agreement and file this agreement as an exhibit to your registration statement. Refer to Item
601(b)(10)(ii)(A) of Regulation S-K.
Exclusive Forum, page 191

19. Your disclosure that the federal district courts of the United States will be the exclusive forum for claims under the Securities Act is inconsistent with your disclosure in the risk factors section which states that stockholders may bring such claims in state or federal court. Please revise or advise.
Underwriting, page 200

20. Please disclose the exceptions to the lock-up agreements with your officers, directors, and principal stockholders.
Audited Consolidated Financial Statements of Ithacalux Topco S.C.A.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

21. Please further clarify the nature of the software product upgrades and maintenance releases provided to customers in connection with your on-premise subscription license support and how you determined that they are distinct from the on-premise subscription license. Clarify if the updates modify the functionality of the software, or provide any security or other updates that are critical to the customer being able to obtain the ongoing functionality and intended utility of the software. As part of your response, clarify the frequency of the updates provided, the percentage of customers that regularly download them, and if the licenses are ever sold without the updates. Refer to ASC 606-10-25-21.
22. Please further clarify the nature of the software updates provided to customers in connection with your maintenance contracts and how you determined that they are distinct from the perpetual license. Clarify if the updates modify the functionality of the software, or provide any security or other updates that are critical to the customer being able to
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InformaticaLastNameAmit Walia
            Inc.
Comapany
July       NameInformatica Inc.
     21, 2021
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         obtain the ongoing functionality and intended utility of the software. As part of your response, clarify the frequency of the updates provided, the percentage of customers that regularly download them, and if the licenses are ever sold without the updates. Refer to
         ASC 606-10-25-21.
23. Clarify why on-premise subscription support is included with software revenue while the maintenance associated with your perpetual licenses is included with maintenance and professional Services revenue in your statement of operations. Unbilled Receivables, page F-16

24. Please further clarify the nature of your unbilled receivables and the revenue arrangements to which they relate. In this regard, your disclosures appear to indicate that all of your revenue is billed in advance, except for consulting services, which is billed in advance or monthly as services are rendered. Clarify if your unbilled receivables relate primarily to the professional services revenue disclosed on page F-36, and the period over which you expect to bill. Please also clarify the period of time over which your consulting services are completed.
Note 9. Borrowings, page F-32

25. Please clarify if you accounted for your February 2020 and July 2020 financing transactions as extinguishments or modifications and how your accounting complies with
         ASC 470-50-40. As part of your response, clarify the guidance you are relying on in accounting for the debt issuance costs and original issues discounts associated with both the original debt and the new debt.
Note 10. Disaggregation of Revenue and Costs to Obtain a Contract, page F-36

26. Please separately disclose revenue from your country of domicile and any individual foreign country that is material. Refer to ASC 280-10-50-41. Please also clarify if revenues are attributed to countries based on location of customer or some other basis.
Note 14. Stockholders Equity and Deferred Compensation
Equity Incentive Plan, page F-42

27. Please include the fair value of your common stock used in the determination of the fair value of your options with the assumptions that you disclose for each period presented.
28. When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of
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Informatica Inc.
July 21, 2021
Page 6
      your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
29. You disclose that as a result of the negotiated purchases, you recognized a $9.9 million and $7.5 million reduction in additional paid in capital for settlement of certain vested stock options during the years ended December 31, 2019 and 2020, respectively.
      However, the amounts reflected in your Statement of Stockholders Equity on page F-10 appear to indicate that you recognized $10.6 million and $11.7 million as additional paid in capital related to these transactions. Please reconcile these amounts and clarify your disclosures.
Deferred Compensation, page F-45

30.   You disclose that the payment of a distribution equivalent rights bonus
(DERB) does not
      qualify to be accounted for as stock compensation per ASC 718 because the amount earned by employees is not based, at least in part, on the value of the
Company   s equity
      instruments and the DERB is required to be settled in cash. However, your disclosure appears to indicate that for eligible options that vest based on performance criteria, the
      DERB is not settled in cash but instead the exercise price was reduced by $0.13. Please clarify how you considered whether this represents a modification of these options and how you are recognizing the compensation expense relating to this modification.
General

31. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameAmit Walia
                                                             Division of
Corporation Finance
Comapany NameInformatica Inc.
                                                             Office of
Technology
July 21, 2021 Page 6
cc:       Jeffrey D. Saper
FirstName LastName